PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
August 13, 2007	Canada V6C 3S7
Telephone +1 604 806 7000
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British Columbia Securities Commission
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Dear Sirs:

We have read the statements made by Platinum Group Metals Ltd. in the attached copy of Change of Auditor Notice dated August 9, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated August 9, 2007 except that we have no basis to agree or disagree with the following statements: “In connection with the audits for the two years ended August 31, 2006 and through to August 7, 2007, there have been no reportable events, as defined in the National Instrument.”

Yours very truly,

(Signed) PricewaterhouseCoopers LLP Chartered Accountants

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